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                                                            EXHIBIT 99(A)(1)(D)

              SUPPLEMENT TO ELIGIBLE UNITED KINGDOM OPTION HOLDERS

August 13, 2001

To Employees Holding Eligible Options Who Were Resident in the UK At the Time of The Offer

         Please see the attached "MATERIAL TAX CONSEQUENCES FOR EMPLOYEES WHO ARE TAX RESIDENTS IN THE UNITED KINGDOM", which will be filed as an amendment in connection with the Offer to Exchange dated 24 July 2001. Please contact me if you have any questions.

                                                              Sandy

Charles M. Mattingly, Esq.
Associate General Counsel
Wit SoundView Group, Inc.
826 Broadway
New York, New York 10003
Tel: 646/654-2632
Fax: 212/253-5289
e-mail: SMATTINGLY@WITSOUNDVIEW.COM


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MATERIAL TAX CONSEQUENCES FOR EMPLOYEES WHO ARE TAX RESIDENTS IN THE UNITED
KINGDOM.

The following is a summary of the material U.K. consequences of the exchange of Eligible Options pursuant to the Offer and participation in the Stock Incentive Plan. This summary is of a general nature, and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to accept the Offer. In particular, the summary below assumes that you are both resident and ordinarily resident in the U.K., and that the stock will be held by you as a capital asset. You should consult your own personal tax adviser with respect to the application of U.K. laws to your own personal circumstances.

The statements regarding U.K. tax are based on U.K. tax laws in force as of the date of the Offer and U.K. Inland Revenue practice as of that date.

(a)   Issuance of Restricted Stock

There will be no immediate tax consequences to you upon the issuance of the restricted stock in exchange for your Eligible Options. There will be taxable income arising to you at the time at which your restricted stock vests (the "Taxable Amount"). The Taxable Amount will be equal to the market value of your restricted stock that vests on the vesting date. You must pay income tax on the Taxable Amount at the rate applicable to you. We are legally obliged to account for this tax to the Inland Revenue under the UK's Pay-as-you-Earn ("PAYE") system, and you must pay us an amount equal to this tax.

In addition, you may also be liable to pay employee's NIC on the Taxable Amount, depending on your personal circumstances. Again, we are required to account for the NIC to the Inland Revenue, and you are required to pay us an amount equal to this NIC.

(b)   Subsequent Sale of Restricted Stock

Upon a sale or other taxable disposition of the restricted stock following the date your restricted stock vests, you will recognize a taxable capital gain equal to the amount realized upon the sale or disposition of the stock less the Taxable Amount. The taxable capital gain may be reduced by tapering relief, and an annual exemption from capital gains tax (currently (pound)7,500) is available.


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(c)   Effect on Eligible Options not Tendered

The Eligible Options granted to you by Wit SoundView were granted under an unapproved stock option plan. If you do not accept the Offer, we do not believe that the Offer will affect the taxation of your Eligible Options.

The Stock Incentive Plan will be an unapproved stock option plan for U.K. tax purposes. Accordingly, you will be subject to U.K. income tax at the applicable rate on the exercise of the Eligible Options, on an amount equal to the fair market value of the stock on the date of exercise less any amounts payable by you under the Eligible Options. When you sell your stock, you may be subject to capital gains tax, although taper relief and the annual exemption (both discussed above) may again be relevant.

(d)   Tax Withholding.

All grants under the Stock Incentive Plan are made subject to applicable tax withholding. Wit SoundView has the right to deduct from all amounts payable to you as salary or other compensation any taxes and/or NIC required to be withheld with respect to grants under the Stock Incentive Plan, or Wit SoundView may require a payment at the time of exercise for the amount of any taxes and/or NIC which it is required to withhold. When you recognize income on a grant, Wit SoundView may elect to withhold stock with a value equal to the required tax and/or NIC withholding amount.